UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL S.A., TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (333-238000) OF TOTAL S.A., AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL S.A. is providing this Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Report on Form 6-K furnished to the Securities and Exchange Commission on May 5, 2020 (the “Original Form 6-K”) solely for the purpose of amending inadvertent typographical errors in the following notes to the consolidated financial statements for the first three months 2020: (a) the “Dividend” section in note 4) “Shareholders’ equity” on page 31 to align with the French version and (b) the “Health and oil crises” section in note 7) “Other risks and contingent liabilities” on page 34 of exhibit 99.1. The revised Exhibit 99.1 amends and replaces Exhibit 99.1 of the Original Form 6-K. Other than the amendment of such typographical errors, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set in any other item of the Original 6-K.

TABLE OF CONTENTS

SIGNATURES
Exhibit Index

EX-99.1: Results for the Three Months Ended March 31, 2020

EXHIBIT INDEX

Exhibit 99.1	Results for the Three Months Ended March 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 7, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer